上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

PROCESSED
JUL 25 2008
THOMSON REUTERS

RECEIVED
2008 JUL 23 P 2:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/08

22nd July 2008

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

[redacted]

08003962

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the announcement dated 21st July 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2821 3909.

Yours faithfully,

Leung Lin Cheong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz

7/24

RL/KW

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

(1) ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF GOOD CHEER ENTERPRISES LIMITED

(2) ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF S.I. HU-HANG DEVELOPMENT LIMITED

On 21st July 2008, the Company entered into the Hotel Acquisition Agreement with South Pacific and SIIC pursuant to which the Company has conditionally agreed to acquire the Good Cheer Sale Share from South Pacific and to take assignments of the Good Cheer Sale Loans from SIIC and South Pacific at an aggregate consideration of HK$1,350,000,000 which shall be payable in cash. The Good Cheer Sale Share represents the entire issued share capital in Good Cheer which through its subsidiaries holds a majority interest in the Hotel Company, which in turn owns and operates the Four Seasons Hotel Shanghai.

On 21st July 2008, S.I Infrastructure, a wholly-owned subsidiary of the Company, entered into the Road Bridge Acquisition Agreement with SIIC CM and SIIC pursuant to which S.I. Infrastructure has conditionally agreed to acquire the Hu-Hang Sale Share from SIIC CM and to take an assignment of the Hu-Hang Sale Loan from SIIC CM at an aggregate consideration of HK$4,196,312,000 which shall be payable partly in cash and partly by way of the issue of the Consideration Shares. The Hu-Hang Sale Share represents the entire issued share capital in Hu-Hang which through its subsidiaries holds the entire equity interest in the Project Company, which in turn owns the Concession.

The Hotel Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as the consideration ratio exceeds 5% but is below 25%. As South Pacific is a wholly-owned subsidiary of SIIC, the controlling shareholder and a connected person of the Company, the Hotel Acquisition also constitutes a connected transaction of the Company under the Listing Rules and is subject to the reporting, announcement and Independent Shareholders' approval. The Road Bridge Acquisition also constitutes a discloseable transaction of the Company

under the Listing Rules as all applicable percentage ratios exceed 5% but are below 25%. As SIIC CM is a wholly-owned subsidiary of SIIC, the controlling shareholder and a connected person of the Company, the Road Bridge Acquisition also constitutes a connected transaction of the Company under the Listing Rules and is subject to the reporting, announcement and Independent Shareholders' approval requirements. Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited, SIIC Trading Company Limited, SIIC Asset Management Company Limited, Billion More Investments Limited, SIIC Treasury (B.V.I.) Limited and SIIC CM which are wholly-owned subsidiaries of SIIC will be required to abstain from voting in respect of the ordinary resolution(s) approving the Acquisition Agreements, the Consideration Issue and other transactions contemplated under the Acquisition Agreements.

The Independent Board Committee has been formed by the Board to advise the Independent Shareholders on the reasonableness and fairness of the Acquisitions. An independent financial adviser has been appointed to provide its opinion to the Independent Board Committee and the Independent Shareholders in connection with the Acquisitions.

A circular containing further details relating to the Acquisitions, the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders, the recommendation of the Independent Board Committee to the Independent Shareholders in respect of the Acquisitions, the notice convening the EGM and other information of the Company, will be dispatched to the Shareholders as soon as practicable.

THE HOTEL ACQUISITION AGREEMENT

Date

21st July 2008

Parties

Vendor: South Pacific, a wholly-owned subsidiary of SIIC

Purchaser: the Company

Guarantor: SIIC

Asset to be acquired

Subject to the terms and conditions of the Hotel Acquisition Agreement, the Company has conditionally agreed to:

1. acquire the Good Cheer Sale Share; and

2. take assignments of all the benefits and interest of and in the Good Cheer Sale Loans which are unsecured, non-interest bearing and repayable on demand due from the Good Cheer Group to SIIC or South Pacific

free from all lien, charges, security interests, encumbrances, adverse claims, third party rights, adverse interests and equities of any kind whatsoever.

The Good Cheer Sale Share represents the entire issued share capital of Good Cheer. The Good Cheer Sale Loans comprise certain inter-company loans due and owing from Good Cheer, Creative Gold, SPHCL and SPIIL to SIIC and/or South Pacific, in aggregate amounting to HK$448,136,025.11 as at 30th June 2008.

Good Cheer was set-up by SIIC (through South Pacific which is its wholly-owned subsidiary) in February 1999 at the subscription cost of US$1 for the holding of interest in the Hotel Company.

Good Cheer Consideration

The Good Cheer Consideration amounts to HK$1,350,000,000 and shall be payable by the Company to South Pacific in cash upon the Hotel Acquisition Completion.

The Good Cheer Consideration was determined following arm's length negotiations between SIIC and the Company by reference to the net asset value of Good Cheer after taking into account the valuation of the Four Seasons Hotel Shanghai and certain residential properties in Shanghai owned by the Hotel Company as at 30th June 2008 and the amount of the Good Cheer Sale Loans of HK$448,136,025.11 as at 30th June 2008.

The valuation of the hotel building and the residential apartments as at 30th June 2008 are approximately HK$2,210,000,000 and HK$18,170,000 respectively as determined by DTZ Debenham Tie Leung Limited, an independent valuer, based on the direct comparison method. The net asset value of the Good Cheer Group as adjusted after taking into account the valuation plus the Good Cheer Sale Loan amounts to approximately HK$1,418,062,000, and the Good Cheer Consideration represents 4.8% discount to the sum of the adjusted net asset value and Good Cheer Sale Loan.

The Good Cheer Consideration has also taken into account an advance payment of HK$33,080,357 by a purchaser principally engaged in the business of property investment (which to the best of the Directors' knowledge, information and belief is independent of the Company and has no shareholding interest in the Group) to SIIC for the transfer of a 5.15% shareholding in Creative Gold by Good Cheer pursuant to a legally binding agreement entered into in May 2006. Such transfer of shareholding in Creative Gold is conditional upon the acquisition by the Hotel Company of a 15% interest in another company which owns a landed property for service apartment development adjacent to the Four Seasons Hotel Shanghai with a land use term of 50 years (at cost of the 15% interest in the other company). Both the transfer of 5.15% shareholding in Creative Gold and the acquisition by the Hotel Company of a 15% interest in another company have not yet been completed. Subject to the Hotel Acquisition Completion, the Company will comply with the Listing Rules regarding the acquisition of 15% interest in another company by the Hotel Company.

At the Hotel Acquisition Completion, there shall be deducted from the Good Cheer Consideration to be paid by the Company the aforesaid amount of HK$33,080,357 by way of set-off, after which neither SIIC nor South Pacific shall have any claim, right or entitlement in relation to the aforesaid transfer of 5.15% shareholding in Creative Gold.

Conditions of the Hotel Acquisition Completion

The Hotel Acquisition Completion is conditional upon the fulfillment or (where relevant) waiver of the following conditions:

(a) approval by the Independent Shareholders of the Hotel Acquisition Agreement and the transactions contemplated thereunder at an EGM of the Company to be held in accordance with the requirements of the Listing Rules;

(b) completion of a legal and financial due diligence investigation by the Company in respect of the Good Cheer Group, including without limitation, its state of affairs, assets and liabilities, financial position and business operations to the satisfaction of the Company;

(c) the Company having obtained a PRC legal opinion on such issues and matters of laws and requirements in the PRC as the Company may consider to be relevant to the Hotel Company and the properties held by it, in such form and substance satisfactory to the Company;

(d) there having been no breach of any of the representations, warranties and undertakings by SIIC and South Pacific to the Company in any respect under the Hotel Acquisition Agreement;

(e) the obtaining of all consents, permits, approvals, authorizations and waivers necessary or appropriate for the entering into and consummation of the transactions contemplated by the Hotel Acquisition Agreement; and

(f) the Road Bridge Acquisition Agreement having become unconditional in all respects save as regards any condition requiring the Hotel Acquisition Agreement to become unconditional.

If the conditions have not been fulfilled or waived by the parties to the Hotel Acquisition Agreement in accordance with the terms thereof (save that the condition set out in (a) cannot be waived) on or before 31st December 2008 or such later date as the parties to the Hotel Acquisition Agreement may agree, the Hotel Acquisition Agreement shall lapse and be of no further effect and thereafter all rights, obligations and liabilities of all parties therein shall cease and terminate except for antecedent breach.

Hotel Acquisition Completion

Subject to fulfillment of the conditions of the Hotel Acquisition, the Hotel Acquisition Completion shall take place simultaneously with the Road Bridge Acquisition Completion on such date as shall be mutually agreed by the Company and South Pacific.

Guarantee

SIIC also entered into the Hotel Acquisition Agreement to provide representations and warranties on a joint and several basis with South Pacific to the Company in respect of the Good Cheer Group, and to guarantee the performance by South Pacific of its obligations under the Hotel Acquisition Agreement.

INFORMATION ON SOUTH PACIFIC

South Pacific is a company incorporated in Hong Kong and wholly owned by SIIC. The principal activity of South Pacific is the holding of the entire equity interest in Good Cheer.

SHAREHOLDING STRUCTURE OF GOOD CHEER IMMEDIATELY PRIOR TO AND AFTER THE HOTEL ACQUISITION COMPLETION

The following charts set out the corporate structure of Good Cheer immediately prior to and after the Hotel Acquisition Completion:

Immediately prior to the Hotel Acquisition Completion


SIIC
100%
South Pacific
100%
FS Asia Investment Ltd.
Good Cheer
10.31%
89.69% Note 1
Creative Gold
100%
100%
SPHCL
SPIIL
68%
29%
Shanghai Jingan Land Development Holding Co., Ltd 上海市靜安區土地開發控股總公司 Note 2
Hotel Company
3%
100%
Four Seasons Hotel Shanghai and certain residential apartments

Note 1 – Before the completion of the transfer of a 5.15% shareholding in Creative Gold by Good Cheer to an independent third party pursuant to a conditional agreement dated 31st May 2006.

Note 2 – To the best of the directors' knowledge and belief, such party and its ultimate beneficial owners are independent of the Group apart from its holding of equity interest in the Hotel Company.

Immediately after the Hotel Acquisition Completion



SIIC
55.83% Note 1
the Company
100%
Good Cheer
FS Asia Investment Ltd.
10.31%
89.69% Note 2
Creative Gold
100%
100%
SPHCL
SPIIL
68%
29%
Shanghai Jingan Land Development Holding Co., Ltd 上海市靜安區土地開發控股總公司 Note 3
Hotel Company
3%
100%
Four Seasons Hotel Shanghai and certain residential apartments

Notes:

1. *Based on simultaneous completion of the Acquisitions. These shareholding interests are currently held indirectly by SIIC through its subsidiaries and has assumed that there will be no changes in SIIC's indirect interest in the Company other than pursuant to the Consideration Issue.*

2. *Before the completion of the transfer of a 5.15% shareholding in Creative Gold by Good Cheer to an independent third party pursuant to a conditional agreement dated 31st May 2006.*

3. *To the best of directors' knowledge and belief, such party and its ultimate beneficial owners are independent of the Group apart from its holding of equity interest in the Hotel Company.*

INFORMATION ON GOOD CHEER AND ITS SUBSIDIARIES

Good Cheer was incorporated in the BVI on 8th January 1999 and is wholly-owned by South Pacific. The principal activity of Good Cheer is the holding of an approximately 89.69% interest in Creative Gold.

Creative Gold is a company incorporated in the BVI on 28th October 1998. It is owned as to approximately 89.69% by Good Cheer and as to approximately 10.31% by Four Seasons Hotel Inc. through its wholly-owned subsidiary. The principal activity of Creative Gold is the holding of the entire issued share capital of SPHCL and SPIIL. SPHCL and SPIIL are companies incorporated in Hong Kong, the principal activities of which are the holding of equity interest in the Hotel Company respectively.

The Hotel Company is a sino-foreign equity joint venture established in the PRC on 31st December 1994 with a registered share capital of US$72,000,000 (equivalent to approximately HK$561,600,000). The total equity interest in the Hotel Company is owned by SPHCL as to 68%, by SPIIL as to 29%, and by Shanghai Jingnan Land Development Holding Co., Ltd. as to 3%. The Hotel Company is principally engaged in the operation of hotel, hotel management consultation and property management and development. The Hotel Company owns and operates the Four Seasons Hotel Shanghai (上海四季酒店) which is situate at No. 500 Weihai Road, Jing An District, Shanghai. The Hotel Company also owns nine residential apartments at 223 East Zhuanbang Road and at No. 3 Lane 777 Xinzha Road in Shanghai which are vacant units for own use and for sale.

The Hotel Company is owned by SIIC through its subsidiaries as to 97% of its total equity interest (the attributable interest of SIIC in the Hotel Company is approximately 87% - please refer to the structure chart before the Hotel Acquisition Completion above). The Four Seasons Hotel Shanghai was constructed by the Hotel Company with the funding from the shareholders and bank financing, and was completed construction and commenced operation in March 2002. The total development cost including the land use rights, all expenditure incurred on a specific bank borrowing for the construction amounted to approximately RMB1,338,000,000.

Financial information

The audited consolidated profit before taxation and minority interests, the audited consolidated profit after taxation and minority interests and the audited consolidated EBITDA of the Good Cheer Group for the two years ended 31st December 2007, which were prepared in accordance with the Hong Kong Financial Reporting Standards, were as follows:-

	Year ended 31st December 2006 *HK$'000*	Year ended 31st December 2007 *HK$'000*
Consolidated profit before taxation and minority interests	78,063	98,179
Consolidated profit after taxation and minority interests	70,380	86,243
Consolidated EBITDA	173,263	177,907

The audited consolidated net liability value and the audited consolidated total asset value of the Good Cheer Group as at 31st December 2007 amounted to approximately HK$18,807,000 and approximately HK$919,146,000 respectively.

THE ROAD BRIDGE ACQUISITION AGREEMENT

Date

21st July 2008

Parties

Vendor: SIIC CM, a wholly-owned subsidiary of SIIC

Purchaser: S.I. Infrastructure

Guarantor: SIIC

Asset to be acquired

Subject to the terms and conditions of the Road Bridge Acquisition Agreement, S.I. Infrastructure has conditionally agreed to:

1. acquire the Hu-Hang Sale Share; and

2. take an assignment of all the benefits and interest of and in the Hu-Hang Sale Loan

free from all lien, charges, security interests, encumbrances, adverse claims, third party rights, adverse interests and equities of any kind whatsoever.

The Hu-Hang Sale Share represents the entire issued share capital of Hu-Hang. The Hu-Hang Sale Loan comprises the entire amount owing by Hu-Hang and/or HK Holdco to SIIC CM and /or SIIC and outstanding as at the date of Road Bridge Acquisition Completion plus such further amounts as may be necessary to fulfill the undertakings by SIIC CM and/or SIIC under the Road

Bridge Acquisition Agreement, which is estimated to be in the sum of not more than HK$4,196,311,992 as at the date upon which the Equity Transfer Contract has become effective and has been completed and the Transfer has been effected in accordance with the terms of Equity Transfer Contract.

Hu-Hang was set-up by SIIC (through SIIC CM which is its wholly-owned subsidiary) for the holding of interest in the HK Holdco and does not have any direct relationship with the Hu-Hang Expressway Shanghai Section.

Hu-Hang Consideration

The Hu-Hang Consideration amounts to HK$4,196,312,000 comprising the following:

(1) the consideration for the sale and purchase of the Hu-Hang Sale Loan which is unsecured, non-interest bearing and repayable on demand; and

(2) the consideration for the sale and purchase of the Hu-Hang Sale Share, which shall be HK$8.

The Hu-Hang Consideration shall be satisfied at the Road Bridge Acquisition Completion:-

(1) as to HK$2,946,312,000 by the issue and allotment of the Consideration Shares at an issue price of HK$24.16 per Consideration Share (credited as fully paid) to SIIC CM (or as it may direct); and

(2) as to the balance of HK$1,250,000,000 by way of cash.

The Consideration Shares represent approximately 11.33% of the existing issued share capital of the Company and approximately 10.18% of the issued share capital of the Company as enlarged by the Consideration Issue. SIIC through its subsidiaries currently holds approximately 50.82% shareholding in the Company, and upon the Road Bridge Acquisition Completion (assuming no change to the Company's share capital apart from the Consideration Issue) will increase its indirect shareholding in the Company to approximately 55.83%.

The Hu-Hang Consideration was determined following arm's length negotiations between SIIC and the Company by reference to the valuation of the Hu-Hang Expressway Shanghai Section as at 30th June 2008 of approximately RMB5,310,000,000 as determined by DTZ Debenham Tie Leung Limited, an independent valuer, based on the income method. The Board is aware that such valuation shall be regarded as a profit forecast of the Group under Rule 14.61 of the Listing Rules and the Company will fully comply with Rule 14.62 of the Listing Rules. The valuation report on the Hu-Hang Expressway Shanghai Section will be included in the circular to be dispatched to the Shareholders in respect of the Acquisitions. The net asset value of the Project Company as adjusted after taking into account of the valuation amounts to RMB3,707,142,645 (equivalent to approximately HK$4,216,975,000), and the Hu-Hang Consideration represents a discount of 0.5% to the adjusted net asset value.

The issue price per Consideration Share of HK$24.16 represents:

(1) a discount of approximately 0.37% from HK$24.25, being the closing price of the Shares on the Stock Exchange on 18th July 2008, the last trading day prior to the issue of this announcement;

(2) the average closing price of the Shares on the Stock Exchange during the period of the last five trading days before the issue of this announcement; and

(3) a premium of approximately 2.35% over HK$23.605, being the average closing price of the Shares on the Stock Exchange during the period of the last 20 trading days before the issue of this announcement..

The Directors proposed to seek approval from the Independent Shareholders for a special mandate on the Consideration Issue. Application will be made to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

Conditions of the Road Bridge Acquisition Completion

The Road Bridge Acquisition Completion is conditional upon the fulfillment or (where relevant) waiver of the following conditions:

(a) approval by the Independent Shareholders of the Road Bridge Acquisition Agreement, the issue and allotment of the Consideration Shares to SIIC CM (or as it may direct) and the transactions contemplated by the Road Bridge Acquisition Agreement at an EGM of the Company to be held in accordance with the requirements of the Listing Rules;

(b) the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Consideration Shares;

(c) completion of a due diligence investigation by S.I. Infrastructure in respect of the Hu-Hang Group, including without limitation, its state of affairs, assets and liabilities, financial position and business operations to the satisfaction of S.I. Infrastructure;

(d) S.I. Infrastructure having obtained PRC legal opinions on such issues and matters of laws and requirements in the PRC as S.I. Infrastructure may consider to be relevant to the Project Company, the Concession, the Transfer, the Road Bridge Acquisition Agreement, the Equity Transfer Contract and the transactions contemplated thereunder, in such form and substance satisfactory to S.I. Infrastructure;

(e) there having been no breach of any of the representations, warranties and undertakings by SIIC and/or SIIC CM to S.I. Infrastructure in any respect under the Road Bridge Acquisition Agreement;

(f) the obtaining of all consents, permits, approvals, authorizations and waivers necessary or appropriate for the entering into and consummation of the transactions contemplated by the

Road Bridge Acquisition Agreement;

(g) the Concession Contract remaining in full force and effect and not being terminated;

(h) the Hotel Acquisition Agreement having become unconditional in all respects save as regards any condition requiring the Road Bridge Acquisition Agreement to become unconditional; and

(i) the Equity Transfer Contract having become effective and having been completed and the Transfer has been effected in accordance with the terms of the Equity Transfer Contract and S.I. Infrastructure having received all such documentation and proof evidencing such completion and Transfer to its satisfaction.

If the conditions have not been fulfilled or waived by the relevant parties to the Road Bridge Acquisition Agreement in accordance with the terms thereof (save that the conditions set out in (a) and (b) cannot be waived) on or before 31st December 2008 or such later date as the parties to the Road Bridge Acquisition Agreement may agree (except the conditions set out in (f) and (h) which shall be fulfilled simultaneously upon the Road Bridge Acquisition Completion), the Road Bridge Acquisition Agreement shall lapse and be of no further effect and thereafter all rights, obligations and liabilities of all parties therein shall cease and terminate except for antecedent breach.

Road Bridge Acquisition Completion

The Road Bridge Acquisition Completion shall take place on the third Business Day after all the conditions of the Road Bridge Acquisition have been satisfied or waived (as the case may be) or such other date as may be agreed in writing between SIIC CM and S.I. Infrastructure.

Guarantee

SIIC entered into the Road Bridge Acquisition Agreement also to, among other things, together with SIIC CM jointly and severally provide representations and warranties to S.I. Infrastructure in respect of the Hu-Hang Group, and to guarantee the performance by SIIC CM of its obligations under the Road Bridge Acquisition Agreement.

INFORMATION ON SIIC CM

SIIC CM is a company incorporated in the BVI and wholly-owned by SIIC. The principal activity of SIIC CM is, inter alia, the holding of the entire equity interest in Hu-Hang.

SHAREHOLDING STRUCTURE OF HU-HANG IMMEDIATELY PRIOR TO AND AFTER THE ROAD BRIDGE ACQUISITION COMPLETION

The following charts set out the corporate structure of Hu-Hang (including SIIC's interest in the Company) immediately prior to and after the Road Bridge Acquisition Completion:

Immediately prior to the Road Bridge Acquisition Completion


SIIC
100%
50.82%Note 2
SIIC CM
The Company
100%
Hu-Hang
100%
HK Holdco
100%Note 1
Project Company

Notes:

1. *As at the date of this Announcement, the Project Company is wholly-owned by SSG. Following the Transfer, the Project Company will become wholly-owned by HK Holdco.*

2. *These shareholding interests are held by Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited, SIIC Trading Company Limited, SIIC Asset Management Company Limited, Billion More Investments Limited, SIIC Treasury (B.V.I.) Limited and SIIC CM, all being subsidiaries of SIIC.*

Immediately after the Road Bridge Acquisition Completion


SIIC
55.83%Note
The Company
100%
S.I. Infrastructure
100%
Hu-Hang
100%
HK Holdco
100%
Project Company

Note: These shareholding interests are currently held indirectly by SIIC through its subsidiaries and has assumed that there will be no changes in SIIC's indirect interest in the Company other than pursuant to the Consideration Issue.

INFORMATION ON HU-HANG AND PROJECT COMPANY

Hu-Hang was incorporated in the BVI on 11th April 2008 and is wholly-owned by SIIC CM. The principal activity of Hu-Hang is the holding of the entire interest in the HK Holdco. According to the accounts of Hu-Hang, the original subscription costs of interests in Hu-Hang to SIIC CM were US$1.

HK Holdco is a company incorporated in Hong Kong on 24th April 2008. It is wholly-owned by Hu-Hang. The principal activity of the HK Holdco is acquiring and holding the entire issued share capital of the Project Company.

The Project Company is currently a 一人有限責任公司(法人獨資)(Single person limited liability company (wholly-owned by legal person)*) established in the PRC on 31st August 1999 with a registered share capital of RMB1,600,000,000 (equivalent to approximately HK$1,820,043,000). The entire equity interest in the Project Company is currently owned by SSG. The acquisition cost of the 100% equity interest in the Project Company to SSG was approximately RMB3,689,000,000 (equivalent to approximately HK$4,196,312,000). SSG, HK Holdco and SIIC entered into the Equity Transfer Contract whereby SSG has agreed to sell, and HK Holdco has agreed to purchase, 100% of the equity interest in the Project Company at a consideration of RMB3,689,000,000 (equivalent to approximately HK$4,196,312,000), of which RMB1,106,700,000 (equivalent to approximately HK$1,258,894,000) is payable within 5 business days from the effective date of the Equity Transfer Contract, RMB1,106,700,000 (equivalent to approximately HK$1,258,894,000) is payable within 6 months from the date on which the foreign investment enterprise business licence of the Project Company is issued and the remaining RMB1,475,600,000 (equivalent to approximately HK$1,678,524,000) is payable within 1 year from the effective date of the Equity Transfer Contract. The Equity Transfer Contract will become effective upon all the relevant government approvals as provided therein and the relevant assets and equity transaction certificate have been obtained. As at the date of this Announcement, the application of approvals from the relevant PRC government authorities for the Equity Transfer Contract was in progress and the relevant assets and equity transaction certificate has been obtained. Upon the Transfer is effected and completed, the Project Company will become wholly-owned by the HK Holdco. The Project Company is principally engaged in operating and maintaining, and collecting tolls from vehicles using, the Hu-Hang Expressway Shanghai Section during the Concession Period and to operate service facilities within the approved scope pursuant to and in accordance with the Concession.

Financial information

The audited profit before taxation, the audited profit after taxation and the audited EBITDA of the Project Company for the two years ended 31st December 2007, which were prepared in accordance with the general accepted accounting principles in the PRC, were as follows:-

	Year ended 31st December 2006 *RMB'000*	Year ended 31st December 2007 *RMB'000*
Profit before taxation	172,268	194,848
Profit after taxation	113,016	128,754
EBITDA	476,593	511,527

The audited net asset value and the audited total asset value of the Project Company as at 31st December 2007 amounted to approximately RMB1,052,254,000 and approximately RMB3,100,836,000 respectively.

REASONS FOR AND BENEFITS OF THE HOTEL ACQUISITION AND THE ROAD BRIDGE ACQUISITION

The Hotel Acquisition and the Road Bridge Acquisition offer the Group an opportunity to acquire premier commercial property projects and toll road projects with strong profit potentials, thus enabling the Group in setting up its infrastructure business platform, and to further expand its toll road business and penetrate into the Shanghai real estate sector. The Acquisitions are in line with the overall business strategy of the Group with real estate, infrastructure and medicine as its core development sectors.

Upon completion of the Acquisitions, the Group will further strengthen its existing real estate and toll road investments which optimize its profit contribution portfolio and enhance a steady income growth and strong cash flow. The expansion of the real estate and infrastructure business will benefit from the solid financial strength of the Company which is characterized by a low gearing ratio and a healthy and liquid position.

The Expo 2010 Shanghai also offers a golden opportunity for the Group. Shanghai as the host of the global event will be the world's attraction with visitors and participants all over the world taking part in the exposition. Hotel reservation and traffic flows are expected to be at a peak. The Group will benefit from the influx of opportunities brought by the event.

The Directors (apart from the independent non-executive Directors who have deferred their views until after considering the opinion of the independent financial adviser) consider that the terms of the Hotel Acquisition and the Road Bridge Acquisition are fair and reasonable and are on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECTS OF THE ACQUISITIONS

Net assets value

The Acquisitions will be paid for partly from internal resources by cash and partly by the issue of the Consideration Shares. As new shares will be issued upon completion of the Acquisitions, the net asset value of the Group will be increased by approximately HK$2.95 billion. Since the

Consideration Shares will be issued at a premium to the net asset value per Share as of 31st December 2007, upon completion of the Acquisitions, the net asset value per Share will also be enhanced.

Earnings

After completion of the Acquisitions, the Hotel Company and the Project Company will become subsidiaries of the Group, their respective financial results will be consolidated and enhance revenue, earnings and EBITDA of the Group.

The net profit of the Group will be increased by the Company's attributable profit in the Hotel Company and the Project Company, although interest expenses on the cash portion of the consideration may lessen the enhancement effect on the net profit of the Group. There will be immaterial effects on the earnings per share of the Company. In addition, the Group is expected to record an immaterial amount of negative goodwill upon completion of the Acquisitions. In accordance with the Group's current accounting policies, such negative goodwill shall be recognized in profit and loss account.

General

The Company and its subsidiaries are principally engaged in the business of real estate, infrastructure facilities, medicine and consumer products. Each of South Pacific and SIIC CM is a wholly-owned subsidiary of SIIC. SIIC is beneficially owned by the Shanghai State-owned Assets Supervision and Administration Commission and is a conglomerate.

The Hotel Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as the consideration ratio exceeds 5% but is below 25%. As South Pacific is a wholly owned subsidiary of SIIC, the controlling shareholder and a connected person of the Company, the Hotel Acquisition also constitutes a connected transaction of the Company under the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements. The Road Bridge Acquisition constitutes a discloseable transaction of the Company under the Listing Rules as all applicable percentage ratios exceed 5% but are below 25%. As SIIC CM is a wholly-owned subsidiary of SIIC, the controlling shareholder and a connected person of the Company, the Road Bridge Acquisition also constitutes a connected transaction of the Company under the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements. Shanghai Investment Holdings Limited, SIIC Capital (B.V.I.) Limited, SIIC Trading Company Limited, SIIC Asset Management Company Limited, SIIC Treasury (B.V.I.) Limited, Billion More Investments Limited and SIIC CM which are wholly-owned subsidiaries of SIIC and together holding approximately 50.82% of the total issued share capital of the Company will be required to abstain from voting in respect of the ordinary resolution(s) to approve the Acquisition Agreements, the Consideration Issue and other transactions contemplated under the Acquisition Agreements.

The Independent Board Committee comprising Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis has been formed to advise the Independent Shareholders on the fairness and reasonableness of the Acquisitions. An independent financial adviser has been appointed to

provide its opinion to the Independent Board Committee in connection with the Acquisitions.

A circular containing further details of the Acquisitions, the advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders, the recommendation of the Independent Board Committee to Independent Shareholders on the Acquisitions, the notice convening the EGM and other information on the Company, will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"Acquisitions"	collectively the Hotel Acquisition and the Road Bridge Acquisition
"Acquisition Agreements"	the Hotel Acquisition Agreement and the Road Bridge Acquisition Agreement
"associate"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday or a day on which typhoon signal no. 8 or above or black rainstorm signal is hoisted in Hong Kong at 10:00 a.m.) on which banks in Hong Kong are generally open for business
"BVI"	the British Virgin Islands
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Concession"	the concession granted to the Project Company to operate and maintain, and to collect tolls from vehicles using, the Hu-Hang Expressway Shanghai Section during the Concession Period and to operate service facilities within the approved scope pursuant to and in accordance with the Concession Contract
"Concession Contract"	the concession contract, namely 滬杭高速公路(上海段)特許經營合同, dated 22nd March 2002 and made between the Project Company and 上海市市政工程管理局 which will expire on 31st August 2030, pursuant to which the Project Company has obtained, and is still holding, the Concession
"Concession Period"	the period from 22nd March 2002 to 31st August 2030

"Consideration Issue"	the issue of the Consideration Shares
"Consideration Shares"	the 121,950,000 new Shares, representing approximately 11.33% of the existing issued share capital of the Company and approximately 10.18% of the issued share capital of the Company as enlarged by the Consideration Issue, to be allotted and issued to SIIC CM (or as it may direct) to satisfy part of the Hu-Hang Consideration payable by S.I. Infrastructure to SIIC CM pursuant to the Road Bridge Acquisition Agreement
"Creative Gold"	Creative Gold Developments Limited, a company incorporated in the BVI with limited liability and is owned as to 89.69% by Good Cheer and as to 10.31% by FS Asia Investment Limited, a subsidiary of Four Seasons Hotel Inc.
"Director(s)"	the director(s) of the Company
"EGM"	an extraordinary general meeting of the Company to be held to consider and, if thought fit, approve the Acquisitions
"EBITDA"	earnings before interest, taxes, depreciation and amortization
"Equity Transfer Contract"	the conditional Shanghai assets and equity transfer contract made between SSG, HK Holdco and SIIC on 4th July 2008, whereby SSG has agreed to sell, and HK Holdco has agreed to purchase, 100% equity interest in the Project Company
"Four Seasons Inc."	Four Seasons Hotels Inc., a corporation incorporated under the laws of the Province of Ontario, Canada
"Good Cheer"	Good Cheer Enterprises Limited, a company incorporated in the BVI with limited liability and wholly-owned by South Pacific
"Good Cheer Consideration"	the aggregate consideration for the sale and purchase of the Good Cheer Sale Share and the assignment of the Good Cheer Sale Loans
"Good Cheer Group"	Good Cheer, Creative Gold, SPHCL, SPIIL and the Hotel Company, together with their subsidiaries (if any)
"Good Cheer Sale Loans"	the non-interest bearing inter-company loans due from certain members of the Good Cheer Group to SIIC and/or South Pacific as at the date of Hotel Acquisition Completion, which amounted to HK$448,136,025.11 as at 30th June 2008

"Good Cheer Sale Share"	the one share of US$1 beneficially owned by and registered in the name of South Pacific, representing the entire issued share capital of Good Cheer
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK Holdco"	S.I. Infrastructure (Hu-Hang) Limited 上實基建(滬杭)有限公司 (previously known as Lead Fast Holdings Limited), a company incorporated in Hong Kong and legally and beneficially wholly-owned by Hu-Hang
"Hotel Acquisition"	the acquisition by the Company of the Good Cheer Sale Share and the Good Cheer Sale Loans from South Pacific pursuant to the Hotel Acquisition Agreement
"Hotel Acquisition Agreement"	the conditional sale and purchase agreement dated 21st July 2008 entered into between South Pacific, the Company and SIIC in relation to the Hotel Acquisition
"Hotel Acquisition Completion"	completion of the Hotel Acquisition pursuant to the Hotel Acquisition Agreement
"Hotel Company"	Shanghai SIIC South Pacific Hotel Co., Ltd. (上海上實南洋大酒店有限公司), a Sino-foreign equity joint venture established in the PRC and owned as to 68% by SPHCL, as to 29% by SPIIL and as to 3% by Shanghai JingAn Land Development Holding Co., Ltd.
"Hu-Hang"	S.I. Hu-Hang Development Limited (上實滬杭開發建設有限公司) (previously known as Dragon Win Enterprises Limited 凱鵬企業發展有限公司), a company incorporated in the BVI with limited liability and wholly-owned by SIIC CM
"Hu-Hang Consideration"	HK$4,196,312,000
"Hu-Hang Expressway Shanghai Section"	Hu-Hang Expressway (Shanghai Section) (滬杭高速公路(上海段)), a 47.67 km expressway comprising (i) Xin-Song Section (莘松段), which runs between Xin Zhuang (莘莊) and Song Jiang (松江), and (ii) Song-Feng Section (松楓段), which runs between Song Jiang (松江) and Feng Jing (楓涇) with 9 toll plazas situated in the Shanghai Municipality of the PRC
"Hu-Hang Group"	Hu-Hang, HK Holdco and the Project Company together with their subsidiaries (if any)
"Hu-Hang Sale Loan"	the non-interest bearing shareholder's loan due from Hu-Hang and/or HK Holdco to SIIC CM and/or SIIC as at the date of Road Bridge Acquisition Completion plus such further amounts as may be necessary

	to fulfill the undertakings by SIIC CM and/or SIIC under the Road Bridge Acquisition Agreement, which is estimated to be in the sum of not more than HK$4,196,311,992 as at the date upon which the Equity Transfer Contract has become effective and has been completed and the Transfer has been effected in accordance with the terms of the Equity Transfer Contract
"Hu-Hang Sale Share"	the one share of US$1 beneficially owned by and registered in the name of SIIC CM, representing the entire issued share capital of Hu-Hang
"Independent Board Committee"	an independent committee of the Board comprising the three independent non-executive Directors, namely Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis
"Independent Shareholders"	Shareholders other than SIIC and its associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Project Company"	上海路橋發展有限公司(Shanghai Road-Bridge Development Co., Ltd.*) (previously known as 上海路橋發展股份有限公司 (Shanghai Road-Bridge Development Joint Stock Co., Ltd.*)), a limited liability company established in the PRC and is currently owned by SSG
"Road Bridge Acquisition"	the acquisition by S.I. Infrastructure of the Hu-Hang Sale Share and the Hu-Hang Sale Loan from SIIC CM pursuant to the Road Bridge Acquisition Agreement
"Road Bridge Acquisition Agreement"	the conditional sale and purchase agreement dated 21st July 2008 entered into between SIIC CM, S.I. Infrastructure and SIIC in relation to the Road Bridge Acquisition
"Road Bridge Acquisition Completion"	completion of the Road Bridge Acquisition pursuant to the Road Bridge Acquisition Agreement
"SIIC"	Shanghai Industrial Investment (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"SIIC CM"	SIIC CM Development Limited（上海實業崇明開發建設有限公司）, a company incorporated in the BVI with limited liability and a wholly-owned subsidiary of SIIC
"S.I. Infrastructure"	S.I. Infrastructure Holdings Limited (上實基建控股有限公司), a company incorporated in the BVI with limited liability and a wholly-owned subsidiary of the Company
"Share(s)"	ordinary share(s) of HK$0.10 each in the issued share capital of the Company

"Shareholder(s)"	the holder(s) of the Share(s)
"South Pacific"	South Pacific Hotel Holdings Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of SIIC
"SPHCL"	South Pacific Hotel (China) Limited, a company incorporated in Hong Kong with limited liability and is wholly-owned by Creative Gold
"SPIIL"	South Pacific International Investment Limited, a company incorporated in Hong Kong with limited liability and is wholly-owned by Creative Gold
"SSG"	上海上實(集團)有限公司(SIIC Shanghai (Holdings) Co., Ltd.*), a wholly-owned subsidiary of SIIC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transfer"	the transfer of 100% of the equity interest in the Project Company from SSG to HK Holdco pursuant to the Equity Transfer Contract
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent

By Order of the Board
Shanghai Industrial Holdings Limited
Leung Lin Cheong
Company Secretary

Hong Kong, 21st July 2008

Unless otherwise stated, amounts in RMB and US$ have been translated into HK$ at exchange rates of HK$1.00 to RMB0.8791and HK$7.8 to US$1.00 for illustration purposes only. No representation is made that any amounts in RMB, US$ or HK$ can be or could have been converted at the relevant dates at the above rates or any other rates at all.

As at the date of this announcement, the board of directors of the Company comprises eight Executive Directors, namely, Mr. TENG Yi Long, Mr. CAI Yu Tian, Mr. LU Ming Fang, Mr. DING Zhong De, Mr. ZHOU Jie, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three Independent Non-Executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

* *Unofficial English translation for identification purposes only.*

END